                                                                   Exhibit 3


                  FORM OF PROXY SOLICITED BY THE MANAGEMENT OF

                              VISIBLE GENETICS INC.

                                      PROXY

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD MAY 16,
2000.

The undersigned holder of Series A Convertible Preferred Shares ("Series A Preferred Shares") of Visible Genetics Inc. (the "Company") hereby appoints Richard T. Daly, President and Chief Executive Officer of the Company, or failing him, Thomas J. Clarke, Chief Financial, Officer, or instead of any of the foregoing _______________________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Company to be held on the 16th day of May, 2000, and at any adjournment or adjournments thereof.

The undersigned specifies that all of the Series A Preferred Shares of the Company owned by him and represented by this form of proxy shall be voted as follows:

                           (CONTINUED ON REVERSE SIDE)

                             FOLD AND DETACH HERE


If no specification is made with respect to the voting on the resolutions            Please mark your
referred to in items 1, 2, 3 or 4 below, the proxy nominees are                      votes as
instructed to vote the Series A preferred shares represented by                      indicated in
this proxy on such matter and in favor of such resolution                            this example
                                                                                     X


1. RESOLUTION CONFIRMING THE      2. ELECTION OF CLASS I DIRECTOR            (INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY
   AMENDMENT TO THE COMPANY'S                                                INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THAT
   BY-LAWS CREATING THE SERIES A                                             NOMINEE'S NAME BELOW.)
   DIRECTORSHIP.
                                                                             Jonathan S. Leff

                                                                             ---------------------------------------------------


                                      FOR all nominees     WITHHOLD AUTHORITY
                                        listed to the       to vote for all
                                      right (except as     nominees listed to
                                        marked to the          the right
                                          contrary)
      FOR      AGAINST     ABSTAIN           / /                 / /
      / /        / /         / /

3.  RESOLUTION APPROVING THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP as       5. To vote at the discretion of the proxy
    auditors of the Company and authorizing the Board of Directors to fix          nominee on any amendments or variations
    their remuneration.                                                            to the foregoing and on any other matter
                                                                                   which may properly come before the meeting
                                                                                   or any adjournment or adjournments thereof.

                           FOR             WITHHOLD
                           / /               / /

4. RESOLUTION APPROVING THE 2000 EMPLOYEE SHARE OPTION PLAN.

                        FOR       AGAINST        ABSTAIN

                         / /        / /            / /


                    THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY. SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON THEIR BEHALF AT THE ANNUAL AND SPECIAL MEETING OTHER THAN THE NOMINEES DESIGNATED AND MAY EXERCISE SUCH RIGHT BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED THEREIN AND INSERTING THE NAME OF THEIR NOMINEE IN THE BLANK SPACE PROVIDED ABOVE FOR THAT PURPOSE OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED FORM OF PROXY TO THE COMPANY AT LEAST ONE HOUR PRIOR TO THE MEETING, OR TO THE COMPANY'S TRANSFER AGENT PRIOR TO 4:00 P.M. NEW YORK CITY TIME, ON THE BUSINESS DAY IMMEDIATELY PRIOR TO THE ANNUAL AND SPECIAL MEETING.

(SIGNATURE OF SHAREHOLDER) ________________________ (NAME OF SHAREHOLDER - PLEASE PRINT) ________________________DATED THIS __ DAY OF _______, 2000. THIS
PROXY MUST BE SIGNED AND DATED BY THE SHAREHOLDER OR HIS OR HER ATTORNEY AUTHORIZED IN WRITING, OR, IF THE SHAREHOLDER IS A CORPORATION, EXECUTED BY A DULY AUTHORIZED OFFICER OR ATTORNEY.

                             FOLD AND DETACH HERE

NOTES:

1. This proxy must be signed and dated by the shareholder or his or her attorney authorized in writing, or, if the shareholder is a corporation, executed by a duly authorized officer or attorney.

2. IF NO SPECIFICATION IS MADE WITH RESPECT TO THE VOTING ON THE RESOLUTIONS REFERRED TO IN ITEMS 1, 2, 3 OR 4 ABOVE, THE PROXY NOMINEES ARE INSTRUCTED TO VOTE THE SERIES A PREFERRED SHARES REPRESENTED BY THIS PROXY ON SUCH MATTER AND IN FAVOR OF SUCH RESOLUTION.

3. Proxies to be used at the meeting must be received at the Company's office at least one hour prior to the Annual and Special Meeting, or at the office of the Company's transfer agent by 4:00 p.m. New York City time on the business day immediately prior to the Annual and Special Meeting.

4. Please date the proxy. If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed.

Please return this proxy using the enclosed postage paid envelope.

                  FORM OF PROXY SOLICITED BY THE MANAGEMENT OF

                              VISIBLE GENETICS INC.

                                      PROXY

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD MAY 16,
2000.

The undersigned common shareholder of Visible Genetics Inc. (the "Company") hereby appoints Richard T. Daly, President and Chief Executive Officer of the Company, or failing him, Thomas J. Clarke, Chief Financial, Officer, or instead of any of the foregoing _______________________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Company to be held on the 16th day of May, 2000, and at any adjournment or adjournments thereof.

The undersigned specifies that all of the common shares of the Company owned by him and represented by this form of proxy shall be voted as follows:

                           (CONTINUED ON REVERSE SIDE)

                             FOLD AND DETACH HERE


If no specification is made with respect to the voting on the resolutions            Please mark your
referred to in items 1, 2, 3 or 4 below, the proxy nominees are                      votes as
instructed to vote the common shares represented by this proxy on                    indicated in
such matter and in favor of such resolution                                          this example
                                                                                     X


1. RESOLUTION CONFIRMING THE      2. ELECTION OF CLASS I DIRECTORS           (INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY
   AMENDMENT TO THE COMPANY'S                                                INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THAT
   BY-LAWS CREATING THE SERIES A                                             NOMINEE'S NAME BELOW.)
   DIRECTORSHIP.
                                                                             Michael A. Cardiff  and J. Spencer Lanthier.

                                                                             ---------------------------------------------------


                                      FOR all nominees     WITHHOLD AUTHORITY
                                        listed to the       to vote for all
                                      right (except as     nominees listed to
                                        marked to the          the right
                                          contrary)
      FOR      AGAINST     ABSTAIN           / /                 / /
      / /        / /         / /

3.  RESOLUTION APPROVING THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP as       5. To vote at the discretion of the proxy
    auditors of the Company and authorizing the Board of Directors to fix          nominee on any amendments or variations
    their remuneration.                                                            to the foregoing and on any other matter
                                                                                   which may properly come before the meeting
                                                                                   or any adjournment or adjournments thereof.

                           FOR             WITHHOLD
                           / /               / /

4. RESOLUTION APPROVING THE 2000 EMPLOYEE SHARE OPTION PLAN.

                        FOR       AGAINST        ABSTAIN

                         / /        / /            / /


                    THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY. SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON THEIR BEHALF AT THE ANNUAL AND SPECIAL MEETING OTHER THAN THE NOMINEES DESIGNATED AND MAY EXERCISE SUCH RIGHT BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED THEREIN AND INSERTING THE NAME OF THEIR NOMINEE IN THE BLANK SPACE PROVIDED ABOVE FOR THAT PURPOSE OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED FORM OF PROXY TO THE COMPANY AT LEAST ONE HOUR PRIOR TO THE MEETING, OR TO THE COMPANY'S TRANSFER AGENT PRIOR TO 4:00 P.M. NEW YORK CITY TIME, ON THE BUSINESS DAY IMMEDIATELY PRIOR TO THE ANNUAL AND SPECIAL MEETING.

(SIGNATURE OF SHAREHOLDER) ________________________ (NAME OF SHAREHOLDER - PLEASE PRINT) ________________________DATED THIS __ DAY OF _______, 2000. THIS
PROXY MUST BE SIGNED AND DATED BY THE SHAREHOLDER OR HIS OR HER ATTORNEY AUTHORIZED IN WRITING, OR, IF THE SHAREHOLDER IS A CORPORATION, EXECUTED BY A DULY AUTHORIZED OFFICER OR ATTORNEY.

                             FOLD AND DETACH HERE

NOTES:

1. This proxy must be signed and dated by the shareholder or his or her attorney authorized in writing, or, if the shareholder is a corporation, executed by a duly authorized officer or attorney.

2. IF NO SPECIFICATION IS MADE WITH RESPECT TO THE VOTING ON THE RESOLUTIONS REFERRED TO IN ITEMS 1, 2, 3 OR 4 ABOVE, THE PROXY NOMINEES ARE INSTRUCTED TO VOTE THE COMMON SHARES REPRESENTED BY THIS PROXY ON SUCH MATTER AND IN FAVOR OF SUCH RESOLUTION.

3. Proxies to be used at the meeting must be received at the Company's office at least one hour prior to the Annual and Special Meeting, or at the office of the Company's transfer agent by 4:00 p.m. New York City time on the business day immediately prior to the Annual and Special Meeting.

4. Please date the proxy. If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed.

Please return this proxy using the enclosed postage paid envelope.